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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                Amendment No. 5

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                           UNISOURCE WORLDWIDE, INC.
                           (Name of Subject Company)

                           ATLANTA ACQUISITION CORP.
                          GEORGIA-PACIFIC CORPORATION
                                   (Bidders)

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  909208 10 0
                     (CUSIP Number of Class of Securities)

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                             James F. Kelley, Esq.
                 Senior Vice President Law and General Counsel
                          Georgia-Pacific Corporation
                              133 Peachtree, N.E.
                               Atlanta, GA 30303
                                 (404) 652-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                With Copies to:
                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

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  This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on May 28, 1999 (the "Schedule 14D-1") relating to an offer by Atlanta Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Unisource Worldwide, Inc., a Delaware corporation (the "Company"), at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as exhibits to the Schedule 14D-1.

Item 4. Source and Amount of Funds and Other Consideration.

  Item 4 is hereby amended by amending and restating in its entirety the section "THE OFFER--Section 9. Financing the Offer and the Merger" in the Offer to Purchase as follows:

  The Offer is not conditioned upon any financing arrangements. Purchaser estimates that the total amount of funds that it will require to consummate the Offer and the Merger, repay certain outstanding indebtedness of the Company which will become payable upon completion of the Merger and pay related fees and expenses is approximately $1.3 billion. Purchaser will obtain all such funds from Parent.

  Parent has borrowed $470 million of the total amount required by Purchaser by increasing its existing accounts receivable sale program with a consortium of banks led by Canadian Imperial Bank of Commerce from approximately $280 million at March 31, 1999 to a total of $750 million. Parent pays for funds advanced under this program at 35 basis points over the commercial paper borrowing costs of the acquirors of such receivables, plus applicable fees. This program, which is not otherwise collateralized, matures on June 15, 2000.

  An additional $750 million of the total amount required will be obtained from the public offering and sale by Parent of Premium Equity Participation Security Units (the "PEPS Units") each consisting of a senior deferrable interest-bearing note maturing on August 16, 2004 and a stock purchase contract requiring the purchase of $50 worth of shares of Parent Common Stock (as defined below) not later than August 16, 2002. The number of shares purchased for $50 will depend on the average closing price of Parent Common Stock over a twenty trading-day period ending August 13, 2002. The PEPS Units will provide a total yield anticipated to be not more than 7.5% per annum. The PEPS Units offering may, under certain circumstances, be increased to a total of $862.5 million.

  The remaining part of the required $1.3 billion will be obtained from short-term borrowings supported by a $2.0 billion unsecured revolving credit facility (the "Revolver"), being arranged for Parent by Banc of America Securities LLC. This facility will be used to support money market and commercial paper borrowings; in addition, borrowings may be made under this facility at an annual interest cost of approximately 75 basis points over LIBOR. Fifty percent of such facility will be repayable in one year and fifty percent in five years. No decisions have been made with regard to the sources of funds Parent will use to repay borrowings under this facility. Parent has traditionally maintained this type of revolving credit facility on a permanent basis.

  If funds from the sale of the PEPS Units and from the Revolver are not available in time to pay for the Shares and repay Company debt, Parent expects to utilize a 364-day non-collateralized bridge loan of up to $1.0 billion expected to be extended to Parent by Morgan Stanley Senior Funding, Inc. at an interest rate expected to be 100 basis points over LIBOR. All such borrowings will be repaid from proceeds from the sale of the PEPS Units and the Revolver.

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Item 11. Materials to be Filed as Exhibits.

  Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

Exhibit (a)(13) Notice to Participants of Ikon Office Solutions, Inc. Retirement Savings Plan dated June 11, 1999 from The Northern Trust Company.

Exhibit (a)(14) Form of Direction to Trustee Whether or Not to Tender Shares.

Exhibit (b)(2) Waiver and Amendment No. 12 to Receivables Purchase Agreements dated June 15, 1999.


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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 1999

                                          ATLANTA ACQUISITION CORP.

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name: James F. Kelley
                                             Title: Vice President and
                                                    Secretary



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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 1999

                                          GEORGIA-PACIFIC CORPORATION

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name: James F. Kelley
                                             Title: Senior Vice President Law
                                           and     General Counsel



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